Ex99.111

August 13, 2021

Alberta Securities Commission
British Columbia Securities Commission Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:        DeFi Technologies Inc. (the “Corporation”)
 Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated August 13, 2021 delivered to us by the Corporation in respect of the change of auditor of the Corporation.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein as they relate to RSM Canada LLP.

Yours truly,
RSM Canada LLP

Chartered Professional Accountants Licensed Public Accountants